August 30, 2010

Joseph R. Gromek, President
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

> RE: **The Warnaco Group, Inc.**
> **Form 10-K FYE January 2, 2010**
> **Filed March 2, 2010**
> **File No. 1-10857**

Dear Mr. Gromek:

We have reviewed your correspondence filed July 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Item 3. Legal Proceedings, page 24

1. We note the disclosure in response to comment one from our July 13, 2010 letter. Please provide the disclosure required by Item 103 of Regulation S-K for each proceeding. In addition, please expand the supplemental disclosure to provide the specific relief sought.

Exhibits

2. We note your response to comment two from our letter dated July 13, 2010 as it relates to the exhibits 10.62, 10.64 and 10.66 and we reissue the comment. We continue to note that the exhibits have not been filed in their entirety and are missing schedules, attachments and exhibits that have not been filed with the exhibit and are not reflected as being subject to the request for confidential treatment. For instance, we note references in Exhibits 10.62 and 10.64 to Exhibit P, which is not filed with the agreement. Also, please advise whether the Roll-Out Schedule is the same as Exhibit RO. Lastly, Exhibit 10.66 refers to "a separate letter agreement attached hereto" that has not been filed with this exhibit. Please confirm that you will file these exhibits in their entirety with your next periodic report.

3. We note the exhibits filed with the Form 10-Q filed August 6, 2010 in response to comment two from our letter dated July 13, 2010. We continue to note that exhibits 10.1, 10.3, 10.4, 10.7 and 10.8 are missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Item 8. Financial Statements and Supplementary Data, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 2 – Acquisitions, page F-17

2008Licenses, page F-18

4. We note in your response to comment three (a) of our letter dated July 13, 2010 that you estimated the fair value of the CMI assets and liabilities, acquired on January 28, 2008, in accordance with the provisions of SFAS 141R (subsequently ASC 805). Please confirm to us that you estimated the fair value of such assets and liabilities in accordance with the provisions of SFAS 141, as SFAS 141R became effective prospectively for business combinations that occur in fiscal years beginning after December 15, 2008.

5. We note in your response to comment three (a) of our letter dated July 13, 2010 that the estimated fair value of the acquired CMI assets and assumed liabilities, after giving effect to the cash contribution, was approximately $0 (as you had previously anticipated at the time of the CKJEA Business Acquisition). Please tell us the fair value of the Collection License (*i.e.*, the right to operate the global Calvin Klein collection business) held by CMI at the time of your January 28, 2008 acquisition and how this amount was determined. Also tell us if this intangible asset is included in the CMI balance sheet in Exhibit 1 to your July 27, 2010 response.

6. We note in your response to comment three (a) of our letter dated July 13, 2010 that, prior to your acquisition of CMI, the seller (Fingen Apparel N.V.) was required to contribute cash to CMI in an amount approximately equal to CMI's accumulated deficit through December 31, 2007. Please quantify for us the amount of cash that the seller paid and tell us if this amount was included in CMI's €7,300 cash balance at the date you acquired CMI.

7. We note the components of the $43 million you paid to PVH in your response to comment three (c) of our letter dated July 13, 2010. Please tell us if there were any subsequent adjustments to this amount and, if so, explain to us what such adjustments represent and the manner in which you have accounted for such adjustments. Also, tell us the final amount that PVH paid to you for the net working capital of CMI after any refunds or adjustments.

8. We note the components of the $43 million you paid PVH in your response to comment three (c) of our letter dated July 13, 2010. Please also advise us of the following:

a. tell us if the $38.5 million due to PVH included any amount to offset CMI's projected future losses that could reasonably be expected to be incurred by PVH from operating this business and, if so, quantify the amount;

b. tell us the amount, if any, you paid PVH to acquire the 2008 CK Licenses and Calvin Klein Golf License, which, together, had a fair value of $24.7 million and tell us if this amount was included in the $43 million you paid to PVH; and

c. further explain to us what the net amount of $18.7 paid to PVH represents. In that regard, it remains unclear to us why you paid this amount to PVH in connection with their acquisition of CMI from you.

9. We note in your response to comment three (d) of our letter dated July 13, 2010 that you accounted for the acquisition of the shares of CMI, the acquisition of the 2008 CK Licenses and the Calvin Klein Golf License from PVH, and the sale of the shares of CMI to PVH as part of the same transaction, which you believe reflects the economic substance of the transaction. Please further explain to us why you accounted for each of these transactions as part of the same transaction, and how your acquisition of the 2008 CK Licenses and the Calvin Klein Golf License from PVH is related to your acquisition and subsequent sale of the shares of CMI.

10. We note the reconciliation to the $18.5 million restructuring charge – loss on disposal/exit of collection business in your response to comment three (d) of our letter dated July 13, 2010. Please further explain to us what this cost to exit the Calvin Klein Collection business represents. In that regard, explain why you would incur the significant charge for a business that you only owned for approximately two business days, acquired with the intent to sell, and that had a net book value of $16.5 million at your disposition date.

Item 2.02 and 9.01 Form 8-K filed May 10, 2010

Ex. 99.1

Taxation

11. We note your responses to comments six and seven of our letter dated July 13, 2010. Please confirm that you will enhance your non-GAAP disclosure in the future to describe both how the tax effects are calculated and how the tax rates were determined.

Joseph R. Gromek
The Warnaco Group, Inc.
August 30, 2010
Page 4

Closing Comment

You may contact John Archfield, staff accountant at (202) 551-3315 or David Walz, accounting reviewer at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (212) 287-8485